UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number: 001-36535

GLOBANT S.A.

(Translation of registrant’s name into English)

37A Avenue J.F. Kennedy

L-1855, Luxembourg

Tel: + 352 20 30 15 96

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
	☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):	____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):	____

GLOBANT S.A.

FORM 6-K

Acquisition of Belatrix Global Corporation S.A.

On August 9, 2019, Globant S.A. (the “Company”), through certain of its wholly-owned subsidiaries, entered into an Equity Purchase Agreement (the “Purchase Agreement”) with the equityholders of Belatrix Global Corporation S.A., a Spanish stock company (“Belatrix”), pursuant to which the Company purchased all of the outstanding equity interests in Belatrix and its subsidiaries (the “Acquisition”). The transaction was simultaneously signed and closed. Belatrix is a software and applications development company with operations in Argentina, Peru, Colombia and the United States.

Upon the closing of the Acquisition, the Company paid USD 62,000,000 in cash to the sellers and, pursuant to the terms of the Purchase Agreement, the sellers subscribed for USD 5,000,000 of the Company’s common shares, which were valued based on the volume weighted average trading price of the Company’s common shares during the 60-day period until two days prior to the closing date. A portion of the upfront cash consideration is being held in escrow for potential adjustments related to working capital, accounts receivable, minimum cash and other matters. An additional amount of USD 3,000,000 is payable to the sellers by October 31, 2020, subject to Belatrix’s achievement of specified revenue targets for the period from August 1, 2019 through July 31, 2020, and it is subject to upwards adjustment based on overachievement of such targets.

The Company utilized a mix of cash on hand and borrowings under its secured revolving credit facility for the upfront cash payment. The common shares issued by the Company in connection with the Acquisition are subject to a lock-up provision, which releases three equal portions of such shares after six, nine and twelve months from the closing date of the Acquisition. The common shares were issued in reliance on the exemption from registration provided by Regulation S under the Securities Act of 1933, as amended.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-225731) and on Form S-8 (File Nos. 333-201602, 333-211835 and 333-232022), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Cautionary Note Regarding Forward-Looking Statements

Any statements contained in this Report on Form 6-K that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are generally identifiable by use of the words “believes,” “expects,” “intends,” “anticipates,” “plans to,” “estimates,” “projects,” or similar expressions. Such statements may include, but are not limited to, statements about the Company’s acquisition, and other statements that are not historical facts. Such statements are based upon the beliefs and expectations of the Company’s management as of this date only and are subject to certain risks and uncertainties that could cause actual results to differ materially, including, without limitation, those items identified as “risk factors” in the Company’s most recently filed Annual Report on Form 20-F. Therefore, investors are cautioned not to place undue reliance on these forward-looking statements. The Company undertakes no obligation to revise or publicly release the results of any revision to these forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Press Release

The Company is furnishing under the cover of this report on Form 6-K the following:

Exhibit 99.1	Press release, dated August 12, 2019

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBANT S.A.

By:	/s/ SOL MARIEL NOELLO
Name: Sol Mariel Noello
Title: General Counsel

Date: August 12, 2019